EXEMPTION NUMBER: **82 4639**

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200 fax: (48 76) 84 78 500

02049821

To:	**Division**	**Phone:**	**+1 202 942 2990**
Firm:	**United St... ...hange Commiss...**	**Fax:**	**+1 202 942 96 24**
Contact name:	**Wojciech Marciniak Director, Investor Relations,**	**Phone:** / **Fax:**	**++48 76 84 78 280** / **++48 76 84 78 205**

Announcement also provided to required statutory authorities

Date: 6 September 2002

Number of pages (including this one): 7

02 SEP -9 AM 9:12

SUPPL

NI/30/02

Information:

In accordance with § 57, section 1, point 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569 and from 2002 No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Report for the first half of 2002.

Herein, are presented only the balance sheet, profit and loss account, description of changes in shareholders' funds and statement of cash flows. United States Securities and Exchange Commission will receive the complete hard copy of the Report for the first half of 2002 by express mail shortly.

Sincerely

WICEPREZES ZARZĄDU
Stanisław Siewierski

WICEPREZES ZARZĄDU
Grzegorz Kubacki

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: S. Siewierski, W. Bugajski, G. Kubacki, J.A. Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

(in '000PLN)

BALANCE SHEET

	Note	H1/2002	2001	H1/2001
ASSETS				
I. Fixed assets		4 926 010	4 893 309	4 729 273
1. Intangible fixed assets, of which:	1	10 056	14 071	35 974
- goodwill				
2. Tangible fixed assets	2	2 887 331	2 880 809	2 844 785
3. Long term debtors	3, 8	2 310	2 336	25 096
3.1. From related entities		299	299	22 968
3.2. From other entities		2 011	2 037	2 128
4. Long term investments	4	1 835 061	1 838 258	1 611 949
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets		1 835 061	1 838 258	1 611 949
a) in related entities, of which:		1 259 474	1 264 708	1 109 494
-shares in subordinated entities valued by the equity method				
b) in other entities		575 587	573 550	502 455
4.4. Other long term investments				
5. Long term prepayments	5	191 252	157 835	211 469
5.1. Deferred income tax asset		183 473	150 247	199 297
5.2. Other prepayments		7 779	7 588	12 172
II. Current assets		3 119 835	2 760 098	1 672 653
1. Inventory	6	991 775	925 542	932 978
2. Short term debtors	7, 8	531 408	476 681	438 856
2.1. From related entities		90 907	84 645	94 082
2.2. From other entities		440 501	392 036	344 774
3. Short term investments		1 555 027	1 352 096	258 684
3.1 Short term financial assets	9	1 555 027	1 352 096	258 684
a) in related entities		1 381 660	1 209 000	8 000
b) in other entities		69 107	98 033	123 015
c) cash and cash equivalents		104 260	45 063	127 669
3.2. Other short term investments				
4. Short term prepayments	10	41 625	5 779	42 135
Total assets		8 045 845	7 653 407	6 401 926
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds		3 834 748	3 711 600	3 950 737
1. Share capital	12	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Company's own shares (negative value)	13			
4. Reserve capital	14	996 994	1 182 675	1 179 339
5. Revaluation reserve capital	15	719 514	704 126	714 686
6. Other reserve capital	16			
7. Retained profit (uncovered loss) from prior years		15 525	56	56
8. Net profit (loss)		102 715	(175 257)	56 656
9. Write-off of net profit in the financial year (negative value)	17			
II. Liabilities and provisions for liabilities		4 211 097	3 941 807	2 451 189
1. Provisions for liabilities	18	1 144 066	1 076 209	860 842
1.1. Deferred income tax provision		116 124	100 806	77 138
1.2. Provision for retirement and related benefits		640 460	640 190	479 175
a) long term		595 250	594 980	440 541
b) short term		45 210	45 210	38 634
1.3. Other provisions		387 482	335 213	304 529
a) long term		288 816	261 762	240 536
b) short term		98 666	73 451	63 993
2. Long term liabilities	19	123 228	120 918	
2.1. Toward related entities				
2.2. Toward other entities		123 228	120 918	
3. Short term liabilities	20	2 780 295	2 698 840	1 275 861
3.1. Toward related entities		284 323	260 850	66 588
3.2. Toward other entities		2 432 505	2 387 346	1 149 740
3.3. Special funds		63 467	50 644	59 533
4. Accruals and deferred income	21	163 508	45 840	314 486
4.1. Negative goodwill				
4.2. Other accruals and deferred income		163 508	45 840	314 486
a) long term		2 018	2 086	2 394
b) short term		161 490	43 754	312 092
Total shareholders' funds and liabilities		8 045 845	7 653 407	6 401 926

EXEMPTION NUMBER: 82 4639
(in '000PLN)

Net assets		3 834 748	3 711 600	3 950 737
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	22	19.17	18.56	19.75
Diluted shares outstanding				
Diluted net assets per share (in PLN)	22			

OFF-BALANCE SHEET ITEMS

	Note	H1/2002	2001	H1/2001
1. Contingent debtors	23	49 559	52 500	57 944
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		49 559	52 500	57 944
- received guarantees				1 715
- contested State budget issues		49 201	52 500	52 792
- other		358		3 437
2. Contingent liabilities	23	250		1 089 461
2.1. Toward related entities (due to)				1 089 461
- granted guarantees				1 089 461
2.2. Toward other entities (due to)		250		
- granted guarantees		250		
3. Other (due to)		246 461	242 692	297 548
- liabilities on bills of exchange		10 606	10 791	4 950
- contingent penalties		121	316	283
- perpetual usufruct of land		170 646	170 966	171 025
- liabilities connected with the investment in CONGO				69 615
- liabilities due to rationalisation and R&D work, and other unrealised agreements		13 252	22 975	34 920
- contested State budget liabilities		48 685		
- other unresolved and disputed issues		3 151	37 644	16 755
Total off-balance sheet items		296 270	295 192	1 444 953

EXEMPTION NUMBER: 82 4639
(in '000PLN)

PROFIT AND LOSS ACCOUNT

	Note	H1/2002	H1/2001
I. Net revenue from the sale of products, goods and materials, of which:		2 146 130	2 208 704
- *from related entities*		*530 996*	*584 596*
1. Net revenue from the sale of products	24	2 132 555	2 191 963
2. Net revenue from the sale of goods and materials	25	13 575	16 741
II. Cost of sale of products, goods and materials, of which:		(1 765 437)	(1 760 048)
-for related entities		(444 636)	458 604
1. Cost of manufactured products sold	26	(1 753 104)	(1 744 825)
2. Cost of goods and materials sold		(12 333)	(15 223)
III. Gross profit (loss) (I-II)		380 693	448 656
IV. Selling costs	26	(33 192)	(34 011)
V. General administrative costs	26	(202 126)	(225 233)
VI. Profit (loss) from sales (III-IV-V)		145 375	189 412
VII. Other operating income		70 989	8 771
1. Profit from disposal of non-financial assets		469	934
2. Subsidies		80	80
3. Other *operating income*	27	70 440	7 757
VIII. Other operating costs		(79 318)	(40 687)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(4 334)	(2 966)
3. Other operating costs	28	(74 984)	(37 721)
IX. Operating profit (loss) (VI+VII-VIII)		137 046	157 496
X. Financial income	29	165 986	132 166
1. *Dividends and share in profit, of which:*		4 399	7 862
-from related entities		4 399	7 860
2. Interest, of which:		96 165	7 841
-from related entities		69 804	1 321
3. Profit from the sale of investments	31	4 206	
4. Revaluation of investments		78 667	113 099
5. Other		(17 451)	3 364
XI. *Financial costs*	30	(159 993)	(203 167)
1. Interest, of which:		(80 081)	(18 891)
- to related entities			
2. Loss from the sale of investments	31		(32 497)
3. Revaluation of investments		(46 274)	(127 418)
4. Other		(33 638)	(24 361)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)		143 039	86 495
XIII. Result on *extraordinary items (XIII.1.-XIII.2.)*		(9)	(30)
1. Extraordinary gains	32		
2. Extraordinary losses	33	(9)	(30)
XIV. Profit (loss) before taxation (XII+/-XIII)		143 030	86 465
XV. Taxation	34	(40 315)	(29 809)
a) current taxation		(71 031)	(74 748)
b) deferred taxation		30 716	44 939
XVI. Other obligatory deductions *from profit (loss increase)*	35		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method	36		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)		102 715	56 656

Net profit (loss) (annualised)		(129 198)	377 073
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	38	(0.65)	1.89
Weighted average diluted number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

EXEMPTION NUMBER: 82 4639

(in '000PLN)

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	H1/2002	2001	H1/2001
I. Shareholders' funds - beginning of the period	3 696 075	4 066 757	4 066 757
a) changes of accounting policies	15 525	56	56
b) corrections due to error			
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 711 600	4 066 813	4 066 813
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issue of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3. Shares of the Company - beginning of the period			
3.1. Changes in shares of the Company			
a) increase, due to:			
b) decrease, due to:			
3.2. Shares of the Company - end of the period			
4. Reserve capital - beginning of the period	1 184 267	753 007	753 007
4.1. Changes in reserve capital	(187 273)	429 668	426 332
a) increase, due to:	2 750	429 675	426 332
- issue of shares over nominal value			
- from profit distribution (statutory)			
- from profit distribution (over statutorily-required minimum value)		424 170	424 170
- transfer from revaluation reserve capital	2 750	5 505	2 162
b) decrease, due to:	(190 023)	(7)	
- coverage of losses	(190 023)		
- other decreases		(7)	
4.2. Reserve capital - end of the period	996 994	1 182 675	1 179 339
5. Revaluation reserve capital - beginning of the period	701 831	689 580	689 580
5.1. Changes in revaluation reserve capital	17 683	14 546	25 106
a) increase, due to:	93 312	25 421	34 739
- settlement of hedging instruments	31 053	23 126	34 676
- revaluation of hedging transactions, in the effective part	62 259		
- creation of a deferred tax asset		2 295	63
b) decrease, due to:	(75 629)	(10 875)	(9 633)
- disposal of tangible fixed assets	(3 271)	(7 090)	(2 269)
- revaluation of hedging transactions, in the effective part	(59 550)	(3 785)	(7 364)
- creation of a deferred tax provision	(12 808)		
5.2. Revaluation reserve capital - end of the period	719 514	704 126	714 686
6. Other reserve capital - beginning of the period			
6.1. Changes in other reserve capital			
a) increase, due to:			
b) decrease, due to:			
6.2. Other reserve capital - end of the period			

EXEMPTION NUMBER: 82 4639

(in '000PLN)

7. Retained profit (uncovered losses) from prior years - beginning of the period	(190 023)	624 170	624 170
7.1. Retained profit from prior years - beginning of the period		624 170	624 170
a) changes to accounting methodology (policies)	15 525	56	56
b) corrections due to error			
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	15 525	624 226	624 226
a) increase, due to:			
-distribution of profit from prior years			
b) decrease, due to:		(624 170)	(624 170)
- transfer to reserve capital		(424 170)	(424 170)
- dividend payment		(200 000)	(200 000)
7.3. Retained profit from prior years - end of the period	15 525	56	56
7.4. Uncovered losses from prior years - beginning of the period	(190 023)		
a) changes to accounting methodology (policies)			
b) corrections due to error			
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(190 023)		
a) increase, due to:			
- transfer of losses from prior years to be covered			
b) decrease, due to:	190 023		
- coverage of loss from reserve capital	190 023		
7.6. Uncovered losses from prior years - end of the period			
7.7. Retained profit (uncovered losses) from prior years - end of the period	15 525	56	56
8. Net result	102 715	(175 257)	56 656
a) net profit	102 715		56 656
b) net loss		(175 257)	
c) write-off from profit			
II. Shareholders' funds - end of the period	3 834 748	3 711 600	3 950 737
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	3 834 748	3 711 600	3 950 737

EXEMPTION NUMBER: 82 4639

(in '000PLN)

STATEMENT OF CASH FLOWS	H1/2002	H1/2001
A. NET CASH FLOW FROM OPERATIONS (I+/-II) - indirect method		
I. Net profit (loss)	102 715	56 656
II. Total adjustments	40 799	146 361
1. Share in (profit) loss of entities valued by the equity method		
2. Depreciation	149 448	172 004
3. (Profit) loss on exchange rate differences	44 360	(11 166)
4. Interest and share in profits (dividends)	(6 947)	2 289
5. (Profit) loss on investing activities	(3 281)	32 351
6. Change in provisions	55 048	60
7. Change in inventories	(66 233)	(98 224)
8. Change in debtors	(58 200)	84 316
9. Change in short term liabilities, excluding loans and credit	(74 068)	(132 309)
10. Change in prepayments and accruals	48 405	65 869
11. Other adjustments	(47 733)	31 171
III. Net cash flow from operations (I+/-II)	143 514	203 017
B. Cash flow from investing activities		
I. Inflow	1 415 452	277 520
1. The sale of intangible fixed assets and tangible fixed assets	911	1 534
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	1 414 541	275 792
a) in related entities	1 288 648	8 579
- the sale of financial assets	1 282 958	719
- dividends and share in profit	4 399	7 860
- repayment of long term loans granted		
- interest	1 291	
- other inflow from financial assets		
b) in other entities	125 893	267 213
- the sale of financial assets	120 913	267 198
- dividends and share in profit		3
- repayment of long term loans granted		
- interest	4 968	
- other inflow from financial assets	12	12
4. Other investment inflow		194
II. Outflow	(1 639 183)	(842 733)
1. The purchase of intangible fixed assets and tangible fixed assets	(138 273)	(273 056)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(1 499 636)	(337 992)
a) in related entities	(1 398 077)	(28 000)
- the purchase of financial assets	(1 398 077)	(28 000)
- long term loans granted		
b) in other entities	(101 559)	(309 992)
- the purchase of financial assets	(101 559)	(269 791)
- long term loans granted		(40 201)
4. Other investment outflow	(1 274)	(231 685)
III. Net cash flow from investing activities (I-II)	(223 731)	(565 213)
C. Cash flow from financing activities		
I. Inflow	1 288 862	1 736 853
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Credit and loans	1 288 862	1 736 853
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(1 149 448)	(1 270 877)
1. The purchase of shares of the Company		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of credit and loans	(1 080 651)	(1 260 725)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements		
8. Interest	(68 797)	(10 152)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	139 414	465 976
D. Total net cash flow(A.III+/-B.III+/-C.III)	59 197	103 780
E. Change in balance sheet total of cash and cash equivalents, of which:	59 197	103 780
- change in cash and cash equivalents due to exchange rate differences	191	77
F. Cash and cash equivalents - beginning of the period	45 063	23 889
G. Cash and cash equivalents - end of the period (F+/-D), of which:	104 260	127 669
- including those having limited rights of disposal	2 127	2 070

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*6 September 2002*
	Number of pages (including this one):		*1*

Current report 56/2002

Pursuant to the recomendation of the Polish Securities and Exchanges Commission, the Company hereby presents the Statement of the Management Board respecting the financial data contained in the periodic reports published by the Company:

In accordance with Resolution Nr 586 of the Polish Securities and Exchanges Commission dated 13 August 2002, the Management Board of KGHM Polska Miedź S.A. hereby declares that the financial data contained in the periodically-published reports of the Company are honest, fair and true. They have been prepared and presented in accordance with the requirements of the respective laws and regulations to which they are subject. KGHM Polska Miedź S.A. has not employed any type of „creative accounting" measures for purposes of enhancing the financial image of the Company.

Legal basis:
(§81, section 1, point 2 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz.754 with later changes)

WICEPREZES ZARZĄDU
Grzegorz Kubacki

WICEPREZES ZARZĄDU
Stanisław Siewierski

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)